[AIG Letterhead]
November 9, 2010
Mr. Jeffrey P. Riedler
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4720
Washington, D.C. 20549

Re:	American International Group, Inc. Form 8-K filed on October 18, 2010 File No. 001-8787
Dear Mr. Riedler:
This letter responds to your oral comment given to Kathleen Shannon on October 25, 2010. You have asked for a further analysis of the potential applicability of Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), to the press release (the “Press Release”) of AIA Group Limited (“AIA”) attached to American International Group, Inc.’s (“AIG”) Current Report on Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on October 18, 2010 (the “Form 8-K”).
Background
Practices with respect to Foreign Subsidiary IPOs
A practice has developed in the case of initial public offerings of foreign subsidiaries of U.S. public companies that has involved the filing with the SEC by the U.S. public company of materials relating to the status of the offerings. In almost all cases, the materials filed exceeded the limited content permitted by Rule 135c under the Securities Act.[1]

This practice developed, in part, to ensure that information disclosed in the foreign market was made available to U.S. investors in the U.S. public company at approximately

[1]	See, for example, Wynn Resorts, Limited Form 8-K dated September 11, 2009; Wynn Resorts, Limited Form 8-K dated September 20, 2009; Wynn Resorts, Limited Form 8-K dated September 30, 2009; Wynn Resorts, Limited Form 8-K dated October 9, 2009; Wynn Resorts, Limited Form 8-K dated October 13, 2009; Las Vegas Sands Corp. Form 8-K dated November 2, 2009; Las Vegas Sands Corp. Form 8-K dated November 9, 2009; Las Vegas Sands Corp. Form 8-K dated November 16, 2009; Las Vegas Sands Corp. Form 8-K dated November 23, 2009; Las Vegas Sands Corp. Form 8-K dated November 30, 2009.

the same time as it was made available to foreign investors. The filings in the United States as Current Reports on Form 8-K ensure that foreign investors do not have an informational advantage over U.S. investors in the trading of the U.S. public company’s securities.
AIG’s Situation
On September 30, 2010, AIG entered into an Agreement in Principle (the “Agreement in Principle”) with the Federal Reserve Bank of New York (the “FRBNY”), the United States Department of the Treasury and the AIG Credit Facility Trust. The Agreement in Principle requires AIG to raise sufficient funds to repay in full all amounts outstanding under the Credit Agreement, dated as of September 22, 2008 (as amended, the “Credit Agreement”), between AIG and the FRBNY. These amounts totaled approximately $20 billion at September 30, 2010.

AIG anticipates that the Credit Agreement will be repaid through the proceeds from the initial public offering of AIA and the cash proceeds from the sale of American Life Insurance Company. The successful completion of these transactions is critical to AIG’s ability to implement the recapitalization (the “Recapitalization”) contemplated by the Agreement in Principle.

The initial public offering of AIA was successful. Approximately 7.03 billion AIA ordinary shares (prior to the exercise of the over-allotment option granted to the international underwriters) were sold at a price per share of HK$19.68, raising approximately US$17.4 billion in proceeds for AIA Aurora LLC, a special purpose vehicle established by AIG. The joint global coordinators for the offering have advised AIG that there was substantial interest for the AIA ordinary shares outside the United States; according to the international underwriters, the institutional international offering was more than nine times oversubscribed, and the Hong Kong retail offering enjoyed an even greater level of oversubscription.
Analysis
The Press Release was not an Offer to Sell AIA Ordinary Shares.
In order to constitute an “offer” for purposes of Section 2(a)(3) of the Securities Act, the Press Release would need to have been issued in a manner to create interest in the ordinary shares of AIA as opposed to simply keeping U.S. investors in AIG up to date with the status of the AIA initial public offering. See, e.g., Release No. 33-5180, Guidelines for the Release of Information by Issuers Whose Securities are in Registration, [1970-1971 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶78,192, at 80,579 (Aug. 16, 1971) (“the publication of information...which ha[s] the effect of conditioning the public mind or arousing public interest in the issuer or in its securities constitutes an offer”). This analysis involves consideration of “all the facts and circumstances surrounding [the communication].” Id. at 80,580. AIG believes that all the facts and circumstances support the view that the Form 8-K was not an offer of AIA ordinary shares.

First, the fact that AIA intended to conduct an initial public offering of its ordinary shares was well known. AIA had announced this fact in Hong Kong on October 18, 2010 via a press release and an announcement publicly posted on the website of the Hong Kong Stock Exchange. AIG had announced its strategy for AIA in its Current Report on Form 8-K filed with the Commission on August 6, 2010. Thus, the Form 8-K was not in any way used to inform the public about the initial public offering of AIA.

Second, AIG did not attempt to summarize, redact, restate, supplement or otherwise modify the Press Release. AIG merely attached the Press Release as an exhibit to the Form 8-K, including with its restrictive Rule 135e legend indicating how the release was being employed by AIA in connection with the initial public offering. This method of distribution is more consistent with AIG’s keeping its U.S. shareholders equally informed about the status of the offering, rather than AIG’s attempting to create interest in the AIA offering.

Third, the Press Release was filed on Form 8-K as a Regulation FD disclosure. The Press Release was not sent to prospective U.S. investors or issued in the form of an AIG press release that could have had the effect of increasing U.S. public interest in the offering. Thus, the method of distribution was inconsistent with an offer and instead was tailored to the purpose of keeping AIG investors equally informed about material developments concerning AIG.

Finally, the Press Release was in the form of a typical press release used in the process of offering in Hong Kong ordinary shares to be traded on the Hong Kong Stock Exchange. The Press Release was not prepared to be an offering document for U.S. investors.

All of these steps were taken by AIG “in a manner which [did] not unduly influence the proposed offering.” Release No. 33-5009, Publication of Information Prior to or After the Filing and Effective Date of a Registration Statement Under the Securities Act of 1933, [1969-1970 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶77,744, at 83,706 (Oct. 7, 1969); see also Release No. 33-5180, Guidelines for the Release of Information by Issuers Whose Securities are in Registration, [1970-1971 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶78,192 at 80,579 (Aug. 16, 1971).

For these reasons, AIG does not believe that the Press Release was an offer of AIA ordinary shares for purposes of Section 2(a)(3) of the Securities Act.
Rule 135c is not an Exclusive Safe Harbor.
The Staff has noted that the Press Release did not comply with Rule 135c because it included the names of the joint global coordinators. As an initial matter, we note that Rule 135c is simply a nonexclusive safe harbor. See Release No. 33-7053, Simplification of Registration and Reporting Requirements for Foreign Companies; Safe Harbors for Public Announcements of Unregistered Offerings and Broker-Dealer Research Reports, [1993-1994 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶85,331, at 85,208 (Apr. 19, 1994) (“the Commission today is adopting a new safe harbor for issuers’ announcements of offerings not registered or required to be registered under the Securities Act”) (footnote omitted). The failure to comply with Rule 135c, just as the failure to comply with other safe harbors, does not mean that a communication is an offer. See Release No. 33-8591, Securities Offering Reform, [2005 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶87,421, at 82,384 (July 19, 2005) (“[t]he safe harbors are not exclusive and do not create a presumption that any communication that falls outside the safe harbor is an offer”). For the reasons discussed above, AIG does not believe that the Press Release constituted an offer that required AIG to seek to comply with any safe harbor exemption for a communication that otherwise would constitute an offer for purposes of Section 2(a)(3).
Furthermore, AIG does not see how inclusion of the names of the joint global coordinators could have any effect on the offering of AIA ordinary shares in the United States pursuant to Rule 144A. The names of the joint global coordinators had been public information for at least thirteen weeks before the date of the Form 8-K. See Alison Tudor, AIG Picks Coordinators for AIA Unit IPO This Fall, Wall St. J., July 22, 2010 at C2, also available at http://online.wsj.com/article/SB10001424052748704684604575380540986387582.html. This information was also disclosed in the prospectus made publicly available in Hong Kong on October 18, 2010. Thus, in this context, the inclusion of the names of the joint global coordinators in no way can be seen as conditioning the U.S. market for the Rule 144A offering.

Finally, as discussed above under “Background—Practices with respect to Foreign Subsidiary IPOs,” market practice has been not to rely on Rule 135c in disseminating materials in the United States to ensure foreign investors in the public company’s securities do not have an informational advantage over U.S. investors.
AIG Appropriately Determined that the Status of the AIA IPO was Material to its Shareholders.
As discussed above under “Background—AIG’s Situation,” the success of the AIA offering is critical to AIG’s ability to effect the Recapitalization. The repayment of the Credit Agreement is integral to AIG’s plan to separate from U.S. government support and ownership. As a result, the progress of the AIA initial public offering is material to AIG investors.

As evidence of this, AIG was asked by the joint global coordinators of the AIA offering to ensure that there would not be an information disparity between the U.S. and Asian markets for AIG securities. The international underwriters were concerned about trading occurring in AIG’s securities between the release of information in Asia and its release by AIG in the United States. (AIG shares are listed on the Tokyo Stock Exchange as well as on the New York Stock Exchange, and AIG securities otherwise trade among investors in Asia in transactions off the securities exchanges.)

The Commission has long recognized that “[d]isclosure of a material event would ordinarily not be subject to the restrictions under Section 5 of the Securities Act.” Release No. 33-5009, Publication of Information Prior to or After the Filing and Effective Date of a Registration Statement Under the Securities Act of 1933, [1969-1970 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶77,744, at 83,706 (Oct. 7, 1969); see also

Release No. 33-4697, Stock Offering Rules Clarified, [1961-1964 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶77,002, at 81,671 (May 28, 1964) (Section 5 of the Securities Act is “not intended to restrict the ... announcement to the public generally of information with respect to important business and financial developments”). The Press Release is precisely the type of communication the Commission was alluding to in these Releases.

Based on the foregoing, AIG believes that it reasonably concluded that the Press Release was material information for U.S. investors in its securities and, therefore, was properly filed under Item 7.01 as Regulation FD disclosure.
If you have any questions or require any additional information, please do not hesitate to contact me at (212) 770-5123.

Very truly yours,
/s/ Kathleen E. Shannon
Kathleen E. Shannon
Senior Vice President and Deputy General Counsel